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                                                                 EXHIBIT (a)(48)


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                       NATIONWIDE ANSWERS YOUR QUESTIONS

                       NATIONWIDE HOTLINE: 1-877-655-6417

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                               SEPTEMBER 16, 1998


In the concurrent ALLIED Update, ALLIED confirms that your active participation in the ALLIED 401(k) plan will end with deferrals from your 9/28/98 paycheck for payroll through 9/25/98. Details concerning the impact of this action are included in the ALLIED Update.

Tax qualified benefits plans, such as 401(k) plans, are subject to a number of tax code rules and regulations. The ALLIED 401(k) plans were terminated at this time so a request can be filed with the IRS to obtain approval of the wind up of these plans to distribute your account as soon as practical.

To ensure that you have access to a 401(k) plan and company match for the remainder of 1998, ALLIED, after the Change in Control, will adopt the Nationwide Insurance Enterprise Savings Plan (NIESP). The NIESP permits deferrals of 1% to 22% of pay, has 15 investment options, and, includes a company match of 50% on your first 6% of pay contribution. Participation can begin with your November 11, 1998 paycheck. You will receive details about enrolling in NIESP in upcoming meetings in late September and early October. Your elections under the current ALLIED 401(k) plans will not be transferred to the NIESP -- you must make new elections of how much to defer and where to invest the funds. At the meetings, information will be provided that confirms the enrollment process, that confirms how you can increase your contributions (if desired) and, that confirms how you can obtain a full 3% of pay company matching contribution on compensation paid to you in the 4th Quarter.

A Special Update is being drafted at this time with additional details.

Q#1: I AM RETIRING NEXT YEAR AT AGE 59 1/2 WITH 12 YEARS OF ALLIED SERVICE. I AM CONCERNED ABOUT THE HEALTH BENEFITS. WHAT WILL HAPPEN?

          Under the Nationwide Insurance Companies & Affiliates Health Care Plan (Health Plan), medical coverage can continue for ALLIED covered employees, spouse and dependent children if the individual:

          o  Terminates employment after reaching age 55,
          o Has completed at least 15 years of vesting service in the Nationwide Enterprise Retirement Plan (NIERP),
          o Commences NIERP and retiree medical benefits in the calendar month following the calendar month in which they terminate employment.

          Our present intention is to adopt a transitional rule for ALLIED employees that will adjust the second requirement above to 5 years of vesting service in the Pension Plan for those individuals who terminate employment and elect to retire on or before January 1, 2004.

          Our present intention is to offer ALLIED employees coverage under the various Nationwide retiree medical benefit options effective January 1, 1999, and, to continue existing ALLIED retiree medical cost sharing for 1999.

          The Nationwide retiree medical benefit options differ based on Medicare eligibility. For those who are not yet eligible for Medicare (generally, individuals under age 65), Nationwide offers access to the same


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          HMO options offered active employees as well as a choice of two indemnity options. For those who are eligible for Medicare, Nationwide offers retirees access to Medicare HMO options (group and individual) as well as a choice of two indemnity options (similar to traditional Medicare Supplement coverages). No dental coverage is provided to retirees.

          At retirement, you will be provided information concerning what options are available in your location and what contributions are necessary to continue coverage.

Q#2: I AM AN ALLIED RETIREE AND I AM CONCERNED ABOUT MEDICAL BENEFITS AFTER NATIONWIDE TAKES OVER. WHAT WILL HAPPEN?

          ALLIED retirees will be notified in October 1998 concerning what coverage options and retiree contributions will apply for 1999. For 1999, our present intention is to offer ALLIED retirees access to the same coverage options provided to Nationwide retirees, and, to continue existing ALLIED retiree cost sharing.

          See question #1 for a description of Nationwide retiree medical coverage options and for the eligibility requirements for retiree medical coverage.

Q#3: I AM AN ALLIED EMPLOYEE WHO IS AGE 62 WITH 5 YEARS OF SERVICE. WILL I RECEIVE THE SAME MEDICAL BENEFITS AS A NATIONWIDE EMPLOYEE WHEN I RETIRE?

          No. You will receive better benefits than a similarly-situated Nationwide employee. A Nationwide employee hired five years ago, in 1993, would not have sufficient service to qualify for retiree medical upon termination of employment. However, our present intention is to adopt a special transition rule for ALLIED employees who continue employment with the Enterprise and retire on or before January 1, 2004, to reduce the service requirement to five years service. See the responses to questions #1 and #2 for more information about retiree medical benefits.

Q#4: I AM 55, BUT I WILL NOT HAVE 15 YEARS OF SERVICE UNTIL SEPTEMBER 1999. HOW DOES THE COMBINED ALLIED/NATIONWIDE SERVICE AFFECT MY RETIREMENT?

          Nationwide offers a number of retirement-related benefits -- specifically retiree medical and pension benefits. To be eligible for these benefits, you must meet certain age and service qualifications. Other requirements apply to commencement of those benefits. Eligibility for retiree medical benefits was discussed in the responses to questions #1, #2 and #3.

          To be eligible for benefits from the NIERP, you must complete at least 60 months of vesting service (5 years). Our present intention is to recognize your combined ALLIED/Enterprise service for NIERP vesting service purposes for ALLIED employees who continue employment following the merger. So, once the NIERP is adopted for ALLIED employees, because you indicate you already have more than five years of ALLIED service, you will be vested and will be eligible for a benefit.

          To commence NIERP benefits, you must first terminate employment. After termination, you can start monthly benefits once you reach age 55 and complete 180 months of vesting service (15 years). If you have 5, but less than 15 years of vesting service, you can commence Pension Plan benefits once you reach age 62.

          Pension Plan benefits are determined based on a formula that considers your months of participation service, your compensation and your age at benefit commencement. Your participation service will start with the calendar month in which the Pension Plan is adopted for ALLIED employees. Our

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          present intention is to adopt the Pension Plan effective January 1,
          1999 for ALLIED employees and to recognize ALLIED earnings for calendar year 1998.

          So, based on your example and assuming you are over age 55 but not yet age 62, if you want to elect immediately payable benefits from the Pension Plan following your termination of employment, you would have to continue working until you completed 15 years (180 months) combined ALLIED/Enterprise service. Based on your example, that would mean working until September 1999. Your Pension Plan benefit would be quite small given the minimal amount of participation service you would have earned after the Pension Plan is adopted. The alternative is to terminate employment anytime after the Pension Plan is adopted and defer benefit commencement until age 62.

          One last note: Under current plan provisions, small benefits (benefits with a present value of less than $5,000) are paid in a lump sum. If this applies to you, you will be contacted about payment no later than the end of the calendar year following the calendar year in which you terminate employment.

Q#5:      WHAT IS AN ENTERPRISE EMPLOYEE?

          The Nationwide Insurance Enterprise is the business combination of Nationwide and affiliated companies that were established to provide insurance and financial services. It includes Nationwide Mutual Insurance Company, Nationwide Life Insurance Company, Nationwide Financial Services, Inc., Employers Insurance of Wausau, Farmland Mutual Insurance Company, Scottsdale Insurance Company, Colonial Insurance Company, Gates McDonald & Company, Public Employees Benefits Services Corporation, Neckura, Morley Financial Services and other companies. The combined workforce of these companies are referred to as Enterprise employees.

Q#6: WILL WE STILL HAVE OUR DOUBLE DIGIT GROWTH GOALS WITH NATIONWIDE? HOW WILL BE DO THAT? ANY IMPEDIMENTS TO THAT? HOW ABOUT THE PREMIER SERVICE SLOGAN? WILL NATIONWIDE ADOPT THAT OR WILL IT STILL BE OUR MOTTO?

          We are not far enough into the transition process to answer your questions. As soon as business plans are developed, employees will be informed.

Q#7:      WILL WE HAVE A CHANCE TO MOVE TO JOBS WITHIN NATIONWIDE?

          Nationwide job opportunity information is provided to Enterprise employees through the Nationwide Intranet. We anticipate that ALLIED employees will have the same opportunity to apply for Enterprise positions as all other Enterprise employees.

Q#8: I HAVE BEEN PURCHASING MORE LIFE INSURANCE OUT OF MY CHECK SO THAT I HAVE MORE THAN THE COMPANY BENEFIT ALLOWS. WHAT WILL HAPPEN TO THAT EXTRA AMOUNT I PURCHASE EACH TIME?

          If your contribution reflects contributory coverage elected under the current ALLIED benefit programs, you will be able to continue that coverage until such time as the existing ALLIED program is changed/discontinued. Our present intention is to offer ALLIED employees coverage under the Nationwide Insurance Enterprise Death Benefit Plan effective January 1, 1999. You would have the option to enroll in that plan for coverage of up to three times pay.

          If your contribution reflects a payroll-deducted purchase of an individual policy, we expect to work with the vendor(s) of those individual policies to continue to provide payroll-deduction support for individual policies.


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Q#9:      I READ IN ONE OF THE UPDATES THAT YOU WILL BE ABLE TO CARRY TEN DAYS
          OF VACATION OVER INTO 1999. IF I AM ELIGIBLE FOR FOUR WEEKS OF VACATION AND I CARRY 10 DAYS OVER, I WILL HAVE SIX WEEKS VACATION. IF I QUIT IN 1999 WITHOUT USING ANY VACATION DAYS, WILL I BE PAID FOR SIX WEEKS OF VACATION?

          Assuming that the vacation award for 1999 is based on the Nationwide vacation program, individuals who terminate employment are paid for unused vacation, subject to a maximum equal to the number of vacation days awarded on January 1st of the calendar year of termination of employment. In your example, your maximum would be four weeks. No payment is made at termination of employment for any vacation carryover or for any unused personal days.

Q#10: WE HAVE BEEN ENCOURAGED NOT TO USE OUR SICK LEAVE UNLESS ABSOLUTELY NECESSARY. SO, WHAT TYPE OF COMPENSATION WILL THERE BE FOR THOSE WHO HAVE COMPLIED WITH THIS, AND HAVE SEVERAL HOURS OF UNUSED SICK LEAVE?

          Under both the ALLIED and Nationwide programs, sick leave should not be used unless you are unable to work due to illness or injury. Under both the ALLIED and Nationwide programs, there is no payment made to employees for unused sick leave.

          The two programs differ in terms of how sick leave is provided. Under the ALLIED program, sick leave is accrued as service continues. As sick leave is used, your balance is reduced and as service continues, your sick leave balance is replenished. Under the Nationwide program, sick leave is awarded on a specific date, regardless of prior usage. Many ALLIED employees will receive a greater award of 100% sick leave than available under the current program.

          As indicated in the 8/19/98 Update, response to question #14, no payment of compensation is anticipated for any unused sick leave days coincident with the transition to the Nationwide sick leave program.

Q#11:     WHAT BENEFITS ARE PROVIDED BY NATIONWIDE FOR PART TIME EMPLOYEES?

          See the Special Edition for Part Time employees that was included in the 8/19/98 Update. This Update may be picked up from ALLIED's Human Resources or your Administrative Manager.

Q#12: I PREVIOUSLY WORKED FOR NATIONWIDE. I LEFT NATIONWIDE IN JUNE 1997 AND STARTED WITH ALLIED IN MAY 1998. I HAVE REMAINED CONTINUOUSLY EMPLOYED WITH ALLIED SINCE THEN. WILL MY NATIONWIDE SERVICE BE COUNTED FOR BENEFITS PURPOSES?

          Yes. As indicated in our response to Question #7 of the 9/2/98 Update, since your service was not continuous, and since you left Nationwide less than five years ago, your prior Enterprise service will be counted based on the provisions of each specific benefit plan. How past service is recognized differs under the various plans -- in some situations, the service will be immediately recredited, in others, the service recredit may not occur until you have completed a period of Enterprise service.

          Please remember to notify us of any Enterprise past service when you complete the various employment forms.

Q#13:     ARE THERE TWO FEES CHARGED BY MANAGEMENT FOR THE 401(k) PLAN?

          The only fees charged against Nationwide Insurance Enterprise Savings Plan (NIESP) accounts are asset management fees as disclosed on the fund profile sheets that were previously provided to all ALLIED employees.


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Q#14:     WHAT ARE THE NATIONWIDE POLICIES WITH RESPECT TO SICK LEAVE, SHORT
          TERM AND LONG TERM DISABILITIES?

          The Nationwide programs that provide compensation during periods of illness or injury are described in the July 22 Update. Nationwide provides a period of sick leave, and, where employees enroll for coverage, followed by long term disability benefits.

Q#15: MY WIFE WORKS FOR ALLIED GROUP. NATIONWIDE ADVISORY SERVICES, INC. OFFERS MUTUAL FUNDS TO THE PUBLIC THAT HAVE A FRONT-END LOAD. IT APPEARS THAT THE FRONT-END LOAD IS WAIVED FOR ANY NATIONWIDE EMPLOYEE. WILL ALLIED EMPLOYEES HAVE ACCESS TO THIS SAME DISCOUNT ON THESE MUTUAL FUNDS?

          Nationwide Advisory Services, Inc. makes available a family of mutual funds. Those funds are available to Nationwide employees, retirees, spouses, dependent children, siblings and other relatives on a Net Asset Value basis -- that is, they can be purchased without any sales charge or "front-end load".

          ALLIED employees, as well as their various relatives, will have access to these same funds on this same basis, once they become Enterprise employees.

Q#16: IN THE SEPTEMBER 2ND UPDATE AND THE AUGUST 5TH UPDATE, I ASKED THE FOLLOWING QUESTIONS:

          I STARTED WITH ALLIED ON APRIL 15, 1993 AND LEFT ON JANUARY 7, 1996. I WAS REHIRED ON DECEMBER 27, 1996. ALLIED DID NOT TREAT THIS AS A BREAK IN SERVICE, THEREFORE, I AM FULLY VESTED IN THE ESOP PLAN. WHAT WILL MY VESTING BE WITH NATIONWIDE IN THE RETIREMENT AND SAVINGS PLANS?

          I THINK I HAVE THE ANSWER CONCERNING SERVICE CREDIT FOR THE PENSION AND SAVINGS PLANS. NOW, CAN YOU TELL ME WHAT SERVICE WILL COUNT WITH RESPECT TO THE FUTURE AWARDS OF VACATION AND SICK LEAVE BENEFITS?

          ALLIED Human Resources will provide Nationwide information concerning completed ALLIED service. So, whatever is currently recognized by ALLIED will be recognized by Nationwide, as we will use that amount of service in determining how much vacation and sick leave to award on January 1, 1999.


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